SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )(1)

                        Applied Cellular Technology, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
- --------------------------------------------------------------------------------
                        (Title of Classes of Securities)

                                    037931102
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                                 (CUSIP Number)

                              Vincent A. Lo Castro
                              109 Tanglewood Drive
                          McMurray, Pennsylvania 15317
                                 (412) 941-4416
- --------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1997
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             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 4 Pages)
- ---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the notes).

CUSIP NO. 037931102                 SCHEDULE 13D               Page 2 of 4 Pages

- --------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Vincent A. Lo Castro
- --------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [   ]
                                                                       (b) [ X ]
- --------------------------------------------------------------------------------
3)    SEC USE ONLY


- --------------------------------------------------------------------------------
4)    SOURCE OF FUNDS*

      SC
- --------------------------------------------------------------------------------
5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [   ]
- --------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
- --------------------------------------------------------------------------------
                  7    SOLE VOTING POWER                       100,000
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER                     550,000
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER                  100,000
PERSON WITH       --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER                550,000
- --------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       650,000
- --------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
- --------------------------------------------------------------------------------
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%
- --------------------------------------------------------------------------------
14)    TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 037931102                  SCHEDULE 13D              Page 3 of 4 Pages

Item 1. Security and Issuer

        Common Stock, par value $.001 per share

        Applied Cellular Technology, Inc.
        Highway 160 & CC, Suite 5
        P.O. Box 2067
        Nixa, Missouri 65714
        (417) 725-9888

Item 2. Identity and Background

        (a) Vincent A. Lo Castro
        (b) 109 Tanglewood Drive
            McMurray, Pennsylvania 15317
        (c) Dealer-Principal, All-Star Cadillac
            4500 Saw Mill Run Blvd.
            Pittsburgh, PA 15236
        (d) No
        (e) No
        (f) USA

Item 3. Source and Amount of Funds or Other Consideration

        Consideration for the exchange of 48,000 shares of the Issuer's preferred stock owned by Mr. Lo Castro and a warrant to purchase 480,000 shares of the Issuer's common stock, held by Mr. Lo Castro and his wife.

Item 4. Purpose of Transaction

        (a) Mr. Lo Castro exchanged his shares of preferred stock and the warrant for shares of the Issuer's common stock in order to make his investment in the Issuer more liquid.
        (b)-(j) None.

Item 5. Interest in Securities of the Issuer:

        (a) 650,000 shares of common stock of the issuer representing 5.1% of the Issuer's outstanding shares of common stock as of August 12, 1997.
        (b) Sole power to vote - 100,000 shares.
            Shared power to vote - 550,000 shares.
            Sole power to dispose - 100,000  shares.
            Shared power to dispose - 550,000 shares.
        (c) None.
        (d) Not applicable.
        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None.

Item 7. Material to be Filed as Exhibits

        None.

CUSIP NO. 037931102                SCHEDULE 13D                Page 4 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

                                                 September 4, 1997
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Vincent A. Lo Castro
                                        ----------------------------------------
                                                      (Signature)

                                        Vincent A. Lo Castro
                                        ----------------------------------------
                                                     (Name/Title)